OMB APPROVAL
OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response................ 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

THE HAIN CELESTIAL GROUP, INC.
(Name of Issuer)

COMMON STOCK $0.01 PAR VALUE
(Title of Class of Securities)

4052191
(CUSIP Number)

H. J. HEINZ COMPANY
(Name of Persons Filing Statement)

Theodore N. Bobby
Senior Vice President & General Counsel
H. J. Heinz Company
US Steel Building, 60th Floor
600 Grant Street
Pittsburgh, Pennsylvania 15219
Tel. No.: 412-456-6007

With a copy to:

John A. Bick
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Tel No.: 212-450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 2, 2005
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

     Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 4052191	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H. J. Heinz Company 25-0542520
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,090,351
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,090,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,090,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 4052191	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HJH One, L.L.C. 25-1872817
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,090,351
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,090,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,090,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 4052191	13D	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Heinz Management L.L.C. 51-0289545
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,090,351
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,090,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,090,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 4052191	13D	Page 5 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) H. J. Heinz Company L.P. 25-1872814
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS *
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,090,351
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,090,351
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,090,351
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON* PN

     This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Statement on Schedule 13D, originally filed on October 6, 1999, as amended by Amendment No. 1 filed on June 19, 2000 (as heretofore amended and supplemented, the “Schedule 13D”), by H. J. Heinz Company, a Pennsylvania corporation, and Boulder, Inc. (formerly Earth’s Best, Inc.), an Idaho corporation, relating to the purchase of shares of common stock, $0.01 par value, of The Hain Celestial Group, Inc. (formerly The Hain Food Group, Inc.) (the “Company”).

     Each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

     The items of the Schedule 13D set forth below are hereby amended as follows:

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

     This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): H. J. Heinz Company (“Heinz”), a Pennsylvania corporation, Heinz Management, L.L.C. (“Heinz Management”), a Delaware limited liability corporation and a wholly owned subsidiary of Heinz, H. J. Heinz Company, L.P. (“Heinz LP”), a Delaware limited partnership the general partner of which is Heinz Management, and HJH One, L.L.C. (“HJH One”), a Delaware limited liability corporation and a wholly owned subsidiary of Heinz LP.

     The address of the principal businesses and the principal offices of Heinz and Heinz Management is 600 Grant Street, Pittsburgh, Pennsylvania 15219. The addresses of the principal businesses and the principal offices of HJH One and Heinz LP are 2541 North Stokesberry Place, Suite 100, Meridian, Idaho 83642 and 357 Sixth Avenue, Pittsburgh, Pennsylvania 15222, respectively. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Heinz, as of the date hereof, is set forth on Schedule A hereto, which is incorporated herein by reference.

     Heinz manufactures and markets an extensive line of processed food products throughout the world. The principal business of Heinz Management is to act as the general partner of Heinz LP. Heinz LP manufactures and markets an extensive line of processed food products in the United States. The principle business of HJH One is to own shares of the Common Stock.

     During the past five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other persons listed on Schedule A hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in the Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

     HJH One has acquired and, for the purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to own beneficially, in the aggregate 6,090,351 shares of Common Stock. The Common Stock held by HJH One represents approximately 16.4% of the voting stock of Hain.

     Except as set forth in this Item 5, none of the Reporting Persons, or any person controlling any Reporting Person, or, to the best of the knowledge of the Reporting Persons, any persons named in Schedule A hereto (i) owns beneficially any shares of Common Stock or (ii) has effected any transactions in the Common Stock since October 5, 2005, other than D. Edward I. Smyth, Senior Vice President—Corporate and Government Affairs and Chief Administrative Officer of Heinz, who has the right to acquire, directly or indirectly, 23,000 shares of Common Stock.

     Each of the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Common Stock beneficially held by HJH One.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

     Item 6 is hereby amended and supplemented by the following information (which to the extent inconsistent with such previously filed information, supersedes such information):

     On December 2, 2005, pursuant to Section 2.1(a) of the Registration Rights Agreement, HJH One requested that the Company file a registration statement under the Securities Act covering the sale, from time to time, of all 6,090,351 shares of Common Stock owned by HJH One. The Company filed a registration statement on December 2, 2005. HJH One has agreed to reimburse the Company for up to $750,000 of registration expenses associated with offerings under the registration statement.

     Other than as described in Items 4 and 5 and this Item 6, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including, without limitation, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Hain.

Item 12. Material to be Filed as Exhibits.

Item 12 is hereby amended and supplemented by adding the following exhibit:

Exhibit 6: Text of press release issued by Heinz dated December 2, 2005.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 5, 2005

H. J. HEINZ COMPANY

By:	/s/ Arthur B. Winkleblack

	Name:	Arthur B. Winkleblack
	Title:	Executive Vice President and
Chief Financial Officer

HJH ONE, L.L.C.

By:	/s/ Leonard A. Cullo, Jr.

	Name:	Leonard A. Cullo, Jr.
	Title:	Vice President

H. J. HEINZ COMPANY, L.P.

By:	Heinz Management, L.L.C., its General
Partner

By:	/s/ Edward J. McMenamin

	Name:	Edward J. McMenamin
	Title:	Vice President

HEINZ MANAGEMENT, L.L.C.

By:	/s/ Edward J. McMenamin

	Name:	Edward J. McMenamin
	Title:	Vice President

EXHIBIT INDEX
Index No.

6	Text of press release issued by Heinz dated December 2, 2005.

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF H. J. HEINZ COMPANY

The name, residence or business address and present principal occupation or employment of each of the directors and executive officers of H. J. Heinz Company (“Heinz”) are set forth below. Unless otherwise indicated, each title set forth opposite an individual’s name refers to Heinz and each individual is a United States citizen.

Names	Business Address	Present Principal Occupation
Jeffrey P. Berger	H. J. Heinz Company	Executive Vice President—Global Foodservice and
	600 Grant Street	President and CEO—Heinz North America
	Pittsburgh, Pennsylvania 15219	Foodservice

Theodore N. Bobby	H. J. Heinz Company	Senior Vice President and General Counsel
600 Grant Street
Pittsburgh, Pennsylvania 15219

Charles E. Bunch*	PPG Industries	Chairman and Chief Executive Officer, PPG
	1 PPG Place	Industries, Inc.
Pittsburgh, Pennsylvania 15272

Mary C. Choksi*	Strategic Investment Partners	Managing Director, Strategic Investment Partners,
	1001 19th Street North	Inc. and Emerging Markets Investors Corporation
16th Floor
Arlington, Virginia 22209

Leonard S. Coleman, Jr.*	895 Church Lane	Senior Advisor, Major League Baseball
Middletown, New Jersey 07748

Peter H. Coors*	Molson Coors Brewing	Vice Chairman, Molson Coors Brewing Company;
	Company	Chairman, Coors Brewing Company
P.O. Box 4030
Golden, Colorado 80401

John G. Drosdick*	Sunoco, Inc.	Chairman, President, and Chief Executive Officer,
	1735 Market Street, Suite LL	Sunoco, Inc.
Philadelphia, Pennsylvania
19103

Edith E. Holiday*	3239 38th Street, NW	Attorney; Operating Trustee, TWE Holdings I and
	Washington, DC 20016	II Trusts

Joseph Jimenez	H. J. Heinz Company	Executive Vice President—President and Chief
	600 Grant Street	Executive Officer Heinz Europe
Pittsburgh, Pennsylvania 15219

William R. Johnson*	H. J. Heinz Company	Chairman, President and Chief Executive Officer
600 Grant Street
Pittsburgh, Pennsylvania 15219

Edward J. McMenamin	H. J. Heinz Company	Senior Vice President—Finance and Corporate
	600 Grant Street	Controller
Pittsburgh, Pennsylvania 15219

Michael D. Milone	H. J. Heinz Company	Senior Vice President — President Rest of World
	600 Grant Street	and Asia
Pittsburgh, Pennsylvania 15219

David C. Moran	H. J. Heinz Company	Executive Vice President — President Heinz
	600 Grant Street	Consumer Products
Pittsburgh, Pennsylvania 15219

Dean R. O’Hare*	The Chubb Corporation	Former Chairman and Chief Executive Officer of
	15 Mountain View Road	The Chubb Corporation, and Director – Fluor
	Warren, New Jersey 07059	Corporation

Dennis H. Reilley*	Praxair, Inc.	Chairman, President, and Chief Executive Officer –
	39 Old Ridgebury Road	Praxair, Inc.
Danbury, Connecticut 06810

D. Edward I. Smyth	H. J. Heinz Company	Senior Vice President— Corporate and Government
	600 Grant Street	Affairs and Chief Administrative Officer
Pittsburgh, Pennsylvania 15219

Lynn C. Swann*	Swann, Inc.	Chairman, President’s Council on Physical Fitness
	506 Hegner Way	and Sports; President, Swann, Inc.; football and
	Sewickley, Pennsylvania 15143	sports broadcaster, ABC Sports

Thomas J. Usher*	U. S. Steel Corporation	Chairman of United States Steel Corporation
600 Grant Street
Suite 6100
Pittsburgh, Pennsylvania 15219

Arthur B. Winkleblack	H. J. Heinz Company	Executive Vice President and Chief Financial
	600 Grant Street	Officer
Pittsburgh, Pennsylvania 15219
*Director of Heinz